Organigram Reports Second Quarter Fiscal 2026 Results

TORONTO, ON, May 12, 2026 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share1, is pleased to announce its results for the second quarter ended March 31, 2026 (“Q2 Fiscal 2026” or "Q2").

Q2 FISCAL 2026 HIGHLIGHTS

•Gross Revenue: $93.3 million (-9% year-over-year).
•Net Revenue: $59.8 million (-9% year-over-year).
•International Revenue: $6.1 million (0% year-over-year).
•Adjusted EBITDA2: $0.9 million (-82% year-over-year).
•#1 Market Share in Canada: #1 in vapes, #1 in milled flower, #1 in concentrates, #2 in flower, #2 in pre-rolls, #3 in edibles, and #5 in beverages1.
•Sanity Group GmbH ("Sanity Group") Acquisition: Subsequent to quarter-end, Organigram completed its acquisition of one of Germany's cannabis leaders, Sanity Group. Sanity Group is expected to generate approximately €25 million in average quarterly revenue over the next calendar year, and provide a scalable platform to accelerate Organigram's growth across key European markets.
•Australia Branded Sales: Launched 10 vape and gummy SKUs in Australia under the BOXHOT and Edison brands, with products expected to be available to over 4,000 pharmacies.
•Record Yield and Potency: Achieved a record quarterly harvest of over 32,000 kg (+56% year-over-year) and the highest average THC potency across the Company's flagship Moncton facility compared to any prior quarter due to continued enhancements to cultivation practices.
•Plant Science: Advancing Organigram's recent achievements in early-stage genetic marker identification, the Company launched two powdery mildew resistant cultivars and continues progress toward the identification of other genetic traits including, but not limited to aroma, color, terpene expression, and disease resistance.

“Q2 reflected our underperformance in vapes and temporary challenges in infused pre-roll production, compounded by slower industry growth,” said James Yamanaka, CEO of Organigram. “We acted quickly to address these issues, and the operational changes and product enhancements we have implemented are already beginning to stabilize performance. Combined with continued improvements in yields and flower potency, and the contribution from Sanity Group beginning in Q3, we believe the business is positioned for stronger execution and improved performance in the second half of fiscal 2026.”

SECOND QUARTER FISCAL 2026 FINANCIAL OVERVIEW

•Net revenue:
◦Net Revenue decreased 9% to $59.8 million, from $65.6 million in the second quarter ended March 31, 2025 ("Q2 Fiscal 2025"), primarily driven by lower vape and infused pre-roll sales.

•Adjusted gross margin2:
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of March, 2026.
2 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

◦Adjusted gross margin was $18.4 million, or 31% of net revenue, compared to $21.9 million, or 33%, in Q2 Fiscal 2025. The year-over-year decrease in adjusted gross margin was primarily driven by changes in product mix, including a lower proportion of higher-margin product categories in the current period, and higher product returns.

•Selling, General & Administrative ("SG&A") Expenses:
◦SG&A increased to $23.6 million from $22.5 million in Q2 Fiscal 2025. The increase was primarily driven by higher investments in advertising, promotions, and trade marketing initiatives to support new product launches in the current period, and a credit loss due to a wholesale customer insolvency.
◦As a proportion of net revenue, SG&A increased to 39%, compared to 34% in Q2 Fiscal 2025.

•Net Income or loss:
◦Net loss was $0.9 million compared to net income of $42.5 million in Q2 Fiscal 2025. The decrease in net income in the current period was primarily attributable to lower fair value gains on derivative liabilities and preferred shares, as well as lower net revenue and gross margins compared to the prior year period. In addition, the current period results were negatively impacted by a $5.8 million impairment loss related to the Company's hemp-derived products business in the U.S.

•Adjusted EBITDA3:
◦Adjusted EBITDA was $0.9 million compared to $4.9 million in adjusted EBITDA in Q2 Fiscal 2025. The decrease in Adjusted EBITDA compared to the comparative period is primarily due to lower recreational revenue while operating expenses remained flat as a proportion of net revenue, as well as the impact of higher returns provisions.

•Net Cash used in Operating Activities:
◦Cash used in operating activities was $6.8 million, compared to $16.6 million in Q2 Fiscal 2025. The improvement was primarily attributable to lower investment in working capital, partially offset by lower adjusted EBITDA3.

•Free Cash Flow ("FCF")3:
◦FCF was an outflow of $7.0 million compared to $23.1 million in Q2 Fiscal 2025. The improvement was primarily attributable to lower investment in working capital and lower capital expenditures.

“The financial impact of the competitive and operational challenges encountered earlier in Fiscal 2026 is believed to have been largely realized in the first half of the year, and we are now beginning to see performance stabilize,” said Greg Guyatt, Chief Financial Officer of Organigram. “While margins and profitability were pressured during the quarter, the underlying cost structure of the business continues to improve, supported by higher yields, operational efficiencies, and prior investments in automation. We expect to resume our trajectory of margin expansion and profitability improvement through the second half of the year, supported by expected growth in net revenue and international sales, alongside positive contributions from the consolidation of Sanity Group.”

INTERNATIONAL SALES

3 Adjusted gross margin, adjusted gross margin %, Free Cash Flow, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

•In Q2 Fiscal 2026, Organigram generated $6.1 million in international sales, consistent with the prior year period. Performance reflected an elevated proportion of product that did not meet international specifications during the quarter. Sequentially, international sales increased from $5.0 million in Q1 Fiscal 2026, driven by improving on-spec volumes. The Company expects continued progress in international on-spec volumes through the second half of Fiscal 2026.
•In April 2026 Organigram provided all additional documentation requested by the regulator to date to support the closure of all major findings identified in its EU-GMP certification audit. The Company expects an update on certification in the coming months.

BALANCE SHEET & LIQUIDITY

•As of March 31, 2026, the Company had total cash (including restricted cash and short-term investments) of $54.8 million.
•Subsequent to quarter end, the Company deployed the majority of its total cash position in consideration of the Sanity Group acquisition and secured $60 million in debt financing from ATB Financial of which $20 million was allocated to the Sanity Group acquisition.

FISCAL 2026 GUIDANCE

•The Company originally issued its Fiscal 2026 guidance in Q4 Fiscal 2025, prior to the acquisition of Sanity Group, which closed in April 2026. At that time, the Company contemplated net revenue exceeding $300 million, higher Adjusted Gross Margin4 and Adjusted EBITDA4 relative to Fiscal 2025, positive Free Cash Flow4, and capital expenditures of less than $10 million.
•Following the acquisition of Sanity Group, which closed in April 2026, the Company is updating its Fiscal 2026 guidance. Prior to the acquisition, shipments to Sanity Group were recognized as revenue upon shipment to Sanity Group; post-acquisition, shipments to Sanity Group are recognized as revenue upon ultimate sale by Sanity Group to third parties. The Company is now projecting net revenue to exceed $350 million in Fiscal 2026, with Adjusted EBITDA4 and Adjusted Gross Margin4 exceeding Fiscal 2025 performance, Free Cash Flow4 approximately break even, and capital expenditures of less than $10 million.
4 Adjusted gross margin, adjusted gross margin %, Free Cash Flow, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q2-2026	Q2-2025	% Change
Gross revenue	93,250	102,763	(9)%
Excise taxes	(33,456)	(37,163)	(10)%
Net revenue	59,794	65,600	(9)%
Cost of sales	44,800	45,813	(2)%
Gross margin before fair value changes to biological assets & inventories sold	14,994	19,787	(24)%
Realized fair value on inventories sold and other inventory charges	(21,834)	(14,192)	54%
Unrealized gain on changes in fair value of biological assets	23,247	12,823	81%
Gross margin	16,407	18,418	(11)%
Adjusted gross margin(1)	18,441	21,921	(16)%
Adjusted gross margin %(1)	31%	33%	(2)%
Selling (including marketing), general & administrative expenses	23,609	22,490	5%
Net (loss) income	(921)	42,456	nm
Adjusted EBITDA(1)	870	4,908	(82)%
Net cash used in operating activities before working capital changes	(6,211)	(1,607)	286%
Net cash used in operating activities after working capital changes	(6,760)	(16,585)	(59)%
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-International Financial Reporting Standards ("IFRS") financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	MARCH 31, 2026	SEPTEMBER 30, 2025	% Change
Cash & short-term investments (including restricted cash)	54,754	84,420	(35)%
Biological assets & inventories	135,158	123,954	9%
Other current assets	60,174	76,523	(21)%
Accounts payable & accrued liabilities	73,139	89,247	(18)%
Working capital	161,341	158,738	2%
Property, plant & equipment	120,838	122,977	(2)%
Total assets	521,312	562,211	(7)%
Total liabilities	149,500	213,081	(30)%
Shareholders’ equity	371,812	349,130	6%

RECONCILIATION

The following table reconciles the Company's adjusted EBITDA to net income (loss).

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q2-2026	Q2-2025
Net (loss) income as reported	$(921)	$42,456
Add/(deduct):
Investment income, net of financing costs	(312)	(179)
Income tax expense (recovery)	—	(106)
Depreciation and amortization	5,033	4,839
Impairment of property, plant and equipment, intangible assets and goodwill	5,800	—
ERP implementation costs	120	628
Acquisition and transaction costs	4,356	974
Inventory and biological assets fair value and NRV adjustments	2,034	1,917
Incremental fair value component on inventories sold from acquisitions	—	1,586
Share-based compensation	728	938
Other (income) expenses(1)	(18,716)	(50,728)
Provision for non-recurring credit losses	821	—
Research and development expenditures, net of depreciation	1,927	2,583
Adjusted EBITDA	$870	$4,908

Note (1):    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

The following table reconciles the Company's adjusted gross margin to gross margin before fair value adjustments:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q2-2026	Q2-2025
Net revenue	$59,794	$65,600
Cost of sales before adjustments	41,353	43,679
Adjusted gross margin	18,441	21,921
Adjusted gross margin %	31%	33%
Less:
Provisions and impairment of inventories and biological assets	3,420	548
Provisions to net realizable value	27	—
Gross margin before fair value adjustments	14,994	19,787
Gross margin % (before fair value adjustments)	25%	30%
Add:
Realized fair value on inventories sold and other inventory charges	(21,834)	(14,192)
Unrealized gain on changes in fair value of biological assets	23,247	12,823
Gross margin	16,407	18,418
Gross margin %	27%	28%

The following table reconciles the Company's Free Cash Flow to net cash and restricted cash provided by (used in) operating activities:

Free Cash Flow Reconciliation (in $000s unless otherwise indicated)	Q2-2026	Q2-2025
Net cash and restricted cash provided by (used in) operating activities	$(6,760)	$(16,585)
Less:
Purchase of property, plant and equipment	(223)	(6,508)
Free Cash Flow	(6,983)	(23,093)

Second Quarter Fiscal 2026 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    May 12, 2026
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://events.q4inc.com/analyst/574618022?pwd=FVnom6fM

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/574618022

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin %, adjusted EBITDA and free cash flow) that are not defined by and do not have a standardized meaning under IFRS as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

Free cash flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and see "Reconciliation" section of this press release for a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustment and see "Reconciliation" section of this press release for a reconciliation to such measure. The most directly comparable measure to Free Cash Flow is net cash and restricted cash provided by (used in) operating activities, and see "Reconciliation" section of this press release for a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales and the expected continued progress in international on-spec volumes, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA, Free Cash Flow and net revenue in Fiscal 2026 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's integration of Sanity Group, including the expected revenue to be generated by Sanity Group over the next calendar year; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; geopolitical risks; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange

Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company’s prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of the Company’s operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated May 12, 2026 and there can be no assurance whatsoever that these events will occur.

Third-Party Information

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca